

02050383

EXECUTED

FORM 6-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR AUGUST 5, 2002

P.E.
8/5/02

ENERSIS S.A.

(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of Incorporation)

Avenida Kennedy 5454
Vitacura
Santiago, Chile
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENERSIS S.A.

Table of Contents

ITEM 1

ENERSIS

Santiago, Chile, May 2nd, 2002
Ger. Gen. N° 103/2002

Mr.
Alvaro Clarke de la Cerda
Superintendent of Securities and Exchange
Teatinos 120
Hand-Delivery

RE: **Essential Fact Statement**

Dear Mesdames and Sirs:

In accordance with Articles 9 and 10.2 of Law No.18,045 and of the Superintendency's General Regulation No. 30, and by the authority vested in me, I hereby inform you, as an essential fact statement, that in their Ordinary Session held on May 2nd, 2002, Enersis' Board decided unanimously not to pay an interim dividend in May 2002, in accordance with the governing policy, since the anticipated conditions of the cited policy were not met.

Respectfully yours,



Enrique García Alvarez
Chief Executive Officer

c.c.
Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo

ITEM 2

ENERSIS

Santiago, Chile, July 31rst, 2002
Ger. Gen. N° 150/2002

Mr.
Alvaro Clarke de la Cerda
Superintendent of Securities and Exchange
Teatinos 120
Hand-Delivery

RE: **Essential Fact Statement**

Dear Mesdames and Sirs:

In accordance with Articles 9 and 10.2 of Law No.18,045 and of the Superintendency's General Regulation No.30, and by the authority vested in me, I hereby inform you, as an essential fact statement, that in their Ordinary Session held on July 31rst, 2002, Enersis' Board decided unanimously not to pay an interim dividend in August 2002, in accordance with the governing policy, since the anticipated conditions of the cited policy were not met.

Respectfully yours,



Enrique García Alvarez
Chief Executive Officer

c.c.
Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS, S.A.



Dated: August 5, 2002

By: ______________________

Name: Enrique García

Title: Chief Executive Officer